Form 10KSB/A, Exhibit 13
period 1996-11-30
TUBBYS INC
filed 1997-05-23
CIK 725398

TUBBY'S, INC.


                                     1996


                                ANNUAL REPORT

                                TUBBY'S, INC.

                 Fiscal 1996: Positioned for National Growth

[GRAPHIC OMITTED]





Dear Shareholder,

        Fiscal 1996 was a pivotal year in the development of Tubby's, Inc. Through participating in numerous national franchising conventions, and by expanding franchise development efforts, the Company is positioned for national expansion. At the same time, the Company carefully monitored its revenue and expenses while maintaining profitability. 1996 marks the second consecutive year of profitability and proves that the Company is in control of its destiny. The Company continued its policy to expand through controlled growth while, at the same time, maintaining profitability.

        In 1996, the Company focused on positioning itself for national expansion through its development agent program. Development agents are awarded the marketing rights for a geographical area and are given the right to solicit, refer, monitor and provide continued support to franchisees in exchange for franchise and royalty fees. In 1996, the Company entered into three development agent agreements which will introduce Tubby's Sub Shops to the markets of Cleveland, Ohio, Phoenix, Arizona, and southwest Florida. For 1997, the Company's strategy is to continue implementing the development agent program. It is currently considering awarding development agent agreements for a variety of territories located in several different States and Provinces of Canada.

        1996 also saw Tubby's enter into the non-traditional arena with new locations in convenience stores and service stations. Total Petroleum has opened its first location in a company store as a test and other service station companies have enthusiastically expressed their interest in acquiring and/or allowing franchised locations to feature Tubby's Sub Shops in their service stations.

        The Company also continued its consistent focus on quality control. The operations department performed inspections on all Tubby's Sub Shops and the Company has seen improvements in cleanliness, service, quality, and appearance as part of the ongoing process to continually monitor and improve quality control.

        In 1996, the marketing department invested extensively in research to determine who the Company's customer base was. Using the results of that extensive research has allowed the marketing department to focus its marketing efforts on reaching its customers and attracting new ones. Currently, the marketing department is developing new creative, radio and television, and is working with Axcess Broadcasting of Dallas, Texas. Axcess Broadcasting's creative work has been seen for years on television with companies like McDonald's, Burger King, Chevrolet, Taco Bell, Pepsi and numerous other companies. This new creative will kick off in the third or fourth quarter of 1997 with new TV and radio commercials, enhancing the quality of the Company's marketing and increasing system wide sales.

        Also in 1997, the Company will continue its consistent policy of improving and expanding its products, focusing on upgrading quality and lowering food costs. The Company has expanded its purchasing department which will re-negotiate major contracts with suppliers to achieve these goals. This newly expanded department will also insure quality control and efficient product distribution on a national basis.

        The Company's strategy for 1997 is to continue striving for accelerated but controlled national growth; the Company will continue to award territories to development agents on a national basis and, simultaneously, will strive to maintain and substantially increase profitability. This strategy is designed to increase shareholder equity and, as a result, to increase shareholder value. With its young, proven and experienced management team, the Company's goal is to climb the ladder of submarine sandwich companies and to pursue what we feel is a wide-open opportunity in the submarine sandwich segment of the quick-service restaurant industry.

        On behalf of the board of Directors, we extend our appreciation to you, our shareholders, for your support and belief in our shared future. We also thank our employees and franchisees for our success and achievements in the past and coming year.



/s/ Peter T. Paganes                                   /s/ Robert M. Paganes
---------------------------                            -----------------------
Peter T. Paganes                                       Robert M. Paganes
Chairman of the Board                                  President and CEO

                                TUBBY'S, INC.




DESCRIPTION OF BUSINESS

About the Company

Tubby's, Inc. franchises restaurants under the trade names "Tubby's Sub Shops", "Tubby's Express", and "Stuff Yer Face." Tubby's Sub Shops and Tubby's Express restaurants specialize in 20 varieties of submarine and pita sandwiches, featuring assorted salami, steak, burger and taco subs, all made to order. Sizes vary from six inches to five-foot party subs. The Company operates Tubby's Express specialty Sub Shops in Sears retail stores in Michigan.

Stuff Yer Face Restaurants are sit-down, full-service restaurants utilizing waitress and waiter services. Their operations are based on the promotion of a specialty sandwich called a "Stromboli." The Stromboli filing includes combinations of meatballs, sausage, pepperoni, veal, steak, chicken, shrimp, and vegetables.

Each concept emphasizes fresh, top-quality ingredients, moderate prices and fast courteous service in a pleasant atmosphere. At November 30, 1996, there were 67 Tubby's Sub Shops, four Stuff Yer Face and three Tubby's Express restaurants in operation. Franchise outlets are located in Michigan, New Jersey and Ohio.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m. EST, on Thursday, June 12, 1997, at the Best Western Sterling Inn, 34911 Van Dyke Avenue, Sterling Heights, Michigan 48312.


FORM 10-KSB

To obtain a free copy of the 1996 Form 10-KSB, as filed with the SEC, please write to: Investor Relations, Tubby's, Inc., 6029 East Fourteen Mile Road, Sterling Heights, Michigan 48312-5801.


                                TUBBY'S, INC.

                        FIVE YEAR FINANCIAL HIGHLIGHTS

The following is a summary of selected financial data for Tubby's, Inc.:


                                                       For The Years Ended November 30
                                               ----------------------------------------------
(Thousands, except per share amounts)          1996      1995      1994       1993       1992
-------------------------------------          ----      ----      ----       ----       ----
Revenue                                        3,123     3,662     3,737      2,839      1,838

Net Income (Loss)                                117      274       (921)      (491)      (426)

Costs and Expenses                             3,058    3,531      4,604      3,271      1,985

Depreciation and Amortization                    105      125        198        131         69

Capital Expenditures                             462        6        227        919        389

Total Assets                                   3,333    3,270      2,683      4,279      3,481

Long-Term Debt                                   176      246        330        780        753

Net Income(Loss) Per Share                    $0.005    $0.01     $(0.05)    $(0.03)    $(0.03)

Dividends Per Share                             --       --         --         --         --

(1)     Fully diluted per share information is not applicable for loss years.

                    MANAGEMENT'S DISCUSSION & ANALYSIS OF
                 FINANCIAL CONDITION & RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

Financial Overview

Tubby's and its consolidated subsidiaries experienced a decrease in 1996 Total Revenue of $539,105 or 14.7%. The Company earned net income of $117,357 in 1996 versus net income of $274,439 in 1995. This decrease in revenues is primarily attributable to lower food sales resulting from the sale of (2) Tubby's Express restaurants and the closing of two (2) Tubby's Express restaurants in 1995 and one (1) Tubby's Express restaurant in 1996. Prior year food sales resulting from these five (5) Tubby's Express restaurants totaled $476,688 or 37.1% of 1995 food sales.

Operating Income in 1996 of $65,464 decreased by 50.0% or $65,999 as compared to the 1995. This decrease in Operating Income was a result of the reduced food sales described above. The decrease in Operating Income attributable to Foods Sales was $126,508 or 37.7%. Other Income items in 1996 decreased by $91,083 or 63.7% as compared to 1995. Significant amounts comprising this change resulted from a $78,433 decrease in Minority Interest in Losses of The McTub Co. resulting from, in part, a distribution to a minority partner in 1996, a $55,584 decrease in Gain on Sale of Fixed Assets primarily resulting from the sale of Company owned restaurant in 1995, and a $29,090 increase in the Provision for Estimated Loss on Disposal of Tubby's Express Restaurants, also occurring in 1995.

In 1996, the Company reacquired three Tubby's Sub Shops from seriously delinquent franchisees. One Tubby's Sub Shop was reacquired for a payment of $107,500 less delinquent amounts owed the Company of $15,000. One Tubby's Sub Shop and one Stuff-Yer-Face restaurant were reacquired from a franchisee who later filed for bankruptcy. Any excess income or loss from these franchised restaurants will be used to offset the amount owed by the franchisee to Tubby's and will not be included in the operating results of the Company. Sales derived from these restaurants were $140,562 in 1996. These restaurants were reacquired by Tubby's in one case, pursuant to its rights as a secured creditor, to retain its retail presence in areas considered to be strategically significant to the Company. The Company anticipates that these restaurants can be operated profitably until they are re-sold to new franchisees.

In November, 1995, the Company hired a new director of franchise development. This individual brought to Tubby's five years of restaurant industry experience in franchise sales. After his first year as the director of franchise development, the Company believes the results have indeed been impressive. Under his leadership, the Company attended, as an exhibitor, several national industry trade shows in its effort to gain national recognition and expand into new regions of the country. Among the impressive results of 1996, DA Agreements representing one hundred (100) new Tubby's Sub Shops, over the next ten years, were initiated for the City of Detroit, the City of Cleveland and adjoining areas, the State of Arizona, and the State of Florida. Stores that are expected to result from the implementation of DA Agreements are the contractual responsibility of the DAs. Tubby's anticipates that these agreements will be fulfilled on a timely basis as stipulated in their respective contracts.

Tubby's currently conducts most of its business in the Metropolitan Detroit, Michigan region. The Detroit area economy is largely tied to the results of the domestic automotive industry. Employment and spending patterns of the people living in this area tend to mirror the operating results of these companies and their suppliers. During the last five years the domestic automobile industry improved significantly. As the domestic automobile industry hired additional workers the local economy also improved and so did the operating results of many of Tubby's franchised restaurants. Although weather can be a factor in the sales of the Company's products, the Company does not consider this business to be seasonal.

In addition to the local economy, the Quick Service Restaurant Industry (QSR) business is experiencing renewed customer demand and increased levels of business. Further, the demand for new Franchisees and new stores has increased since 1993. Since the last quarter of fiscal year-end 1993, the Company has experienced renewed demand from prospective Franchisees.

Results of Operations

Comparison of the years ended November 30, 1996 and 1995
Tubby's and its consolidated subsidiaries experienced a decrease in 1996 Total Revenue of $539,105 or 14.7%. The Company earned net income of $117,357 in 1996 versus net income of $274,439 in 1995. This decrease in revenues is primarily attributable to lower food sales resulting from the sale of (2) Tubby's Express restaurants and the closing of three (3) Tubby's Express restaurants in 1995. Tubby's opened one new Company owned store and reacquired one store in the third and fourth quarters of 1996. Food sales from these stores were $74,933 in 1996 or 9.4% of 1996 Food Sales. Prior year food sales resulting from the five (5) Tubby's Express restaurants totaled $476,688 or 37.1% of 1995 food sales.

Operating Income in 1996 derived from Food Sales decreased by $126,508 or 37.7% from 1995. Operating Income from Food Sales was approximately the same in 1995 and in 1996. Management believes that Operating Income derived from Company owned restaurants in 1997 will increase as a result of a restructuring of management regarding the overseeing of these restaurants. Early indications suggest that Food Sales from Company owned stores are improving while related Cost of Food Sales are decreasing.

Monthly Franchise and Advertising Fees remained relatively constant in 1996. The negligible decrease from a total of $1,231,752 in 1995 to $1,229,056 in 1996 resulted from reduced estimates of fees expected from new and existing Tubby's Sub Shops.

Initial Franchise Fees decreased by 10.0% or $13,125 in 1996. Initial fees in 1995 consisted of amounts received from three (3) new franchisees and fees received from ten (10) franchisees who either transferred ownership of existing Tubby's Sub Shops or open additional restaurants at reduced licensing fees. Initial fees in 1996 consisted of amounts received from two
(2) new franchisees and fees received from thirteen (13) franchisees who either transferred ownership of existing Tubby's Sub Shops or open additional restaurants at reduced licensing fees. Initial licensing fees for Tubby's Sub Shops opened pursuant to a DA Agreement and stores opened by existing franchisees are at reduced fees.

The Company experienced a minor increase in Equipment & Restaurant Sales of $7,676 or 1.3%. With the addition of a new individual, whose responsibilities encompass equipment and restaurant sales, to the Company's management team in late 1994, the gross profit from this activity has dramatically increased. In 1995, gross profit increased to $74,136 or 12.3% of sales. In 1996, gross profit again increased to $84,059 or 13.8% of sales. The growth of Equipment & Restaurant Sales in 1997 is expected to continue as restaurants are opened pursuant to the various Development Agent Agreements already entered into by the Company.

Commissions & Other Fees are comprised of vendor rebates and rental income of existing Company owned franchised Tubby's Sub Shops. Vendor rebates decreased in 1996 by $57,077 or 15.3% as compared to 1995. This decline resulted primarily from timing differences in the recognition of vendor rebates. Rental income increased by $13,822 or 36.0% as compared to 1995. The increase in rental income resulted from the rental, in July of 1996, of a newly acquired existing Tubby's Sub Shop to a franchisee. This stand alone, drive-thru restaurant with improvements was acquired by the Company for cash payments totaling $191,800. Annual income of $28,200 is expected from the rental of this location.

Interest Income increased by $2,660 or 2.9% in 1996. Management anticipates that interest income will decrease in 1997 as Tubby's growth accelerates. The Company's working capital is utilized, on a short term basis, to finance the new construction and equipment of franchised restaurants during the construction phase. Upon the completion of a new restaurant, the franchisee is invoiced for the construction, equipment costs and a profit margin. As the pace of new restaurant construction accelerates; additional amounts of working capital will be utilized and interest income will decrease, as a result. Interest Expense decreased in 1996 by $9,229 or 24.6% when compared to 1995. Management expects this trend to continue in 1997 as long-term debt continues to decrease. Management has continued to exercise fiscal restraint by not incurring additional debt in 1996 and does not anticipate incurring additional debt in 1997, either.

The Provision for Estimated Loss on Disposal of a Tubby's Express Restaurant in 1995 reflected a charge of $29,090 which management expected to be incurred during the closing of this restaurant. Gain (Loss) on the Sale of Fixed Assets in 1996 of $5,880 reflects the additional loss incurred in the closing of this Tubby's Express restaurant in December, 1995. The Gain (Loss) on the Sale of Fixed Asset in 1995 of $49,704 reflects gain on the sale of a Company owned restaurant and the loss incurred on the closing and/ or sale of four unprofitable Tubby's Express restaurants.

Liquidity and Capital Resources

Cash and Equivalents combined with Investments decreased by $287,240 as compared to 1995. The issuance of 450,000 shares in 1996 generated $56,250 in cash while the acquisition of property and equipment utilized $462,155 in cash. Increases to Prepaid Expenses of $65,506, and Inventories of $67,965 utilized a total of $133,471 of cash.

Cash Flows From Operating Activities Was $46,509 in 1996

Operating Activities Creating Significant Cash Inflows:
  o      Net Income of $117,357.
  o Non-cash adjustments to the Net Income included Depreciation & Amortization for 1996 of $105,226.
  o      Increases in Accounts Payable of $26,457.

Operating Activities Creating Significant Cash Out Flows:
  o      Accounts Receivable increased by $11,596.
  o Increase in Inventories of $67,965 relates primarily to a increase in equipment inventoried for future use in new restaurants of $14,249, a increase of food items inventoried for sale in company owned stores of $8,341, and a increase in construction-in-progress of new franchised restaurants of $45,376 .

  o Increase in Prepaid Expenses and Other by $65,506 relates primarily to prepaid Federal Income Taxes of $10,000, vendor payments of $18,000, and franchise development expenses of about $29,000.
  o      Accrued Liabilities and Joint Venture decreased by $19,344.
  o Decrease in Deferred Revenues of $44,000 resulted from the realized sales of franchise fees resulting from the opening of new franchised restaurants and vendor rebates realized but received in a previous year.

Cash Flows Used By Investing Activities Was $186,371 in 1996

Cash Flows From Investing Activities:
  o      Sales of Investments generated $154,290.
  o Net Proceeds From Sale Of Property & Equipment in the amount of $13,500 reflects the sale and disposal of a Tubby's Express restaurant.
  o Payments and Other Changes in Notes Receivable resulted in a $134,936 increase in cash.

Cash Used In Investing Activities:
  o      Purchase of Certificate of Deposit and Investments utilized $25,000.
  o Purchase of Property and Equipment of $462,155 including a newly constructed Company owned and operated Tubby's Sub Shop costing $91,132, a recently reacquired Tubby's Sub Shop costing $107,000, and the building, land and improvements of a franchisee operated Tubby's Sub Shop costing $191,800.

Cash Flows From Financing Activities decreased by $17,788

Items Creating Cash In Flows:
  o      Proceeds From Issuance of Capital Stock  of $56,250.

Cash Used In Financing Activities:
  o Payments of Long-Term Debt of $74,038 relates to principal reduction on notes owed by the Company.

Other Liquidity Related Items

To generate sufficient cash flow to meet the needs of the Company, the Company must continue to operate profitably. In order for this to occur, Company owned restaurants must operate profitably and new stores must be added to the system.

During fiscal year 1994, Tubby's concentrated on a "back to basics" approach to its business. The Company concentrated on eliminating unprofitable operations, consolidating administrative functions and development of new sub shop franchises. With a leaner and more focused management team, the Company was able in 1995 to concentrate on its core business of franchising Tubby's Sub Shops and becoming profitable. In 1996, the Company continued its focus on its core business of franchising Tubby's Sub Shops while remaining profitable. The Company used 1996 as the year to become a national chain of franchised restaurants rather then a regional chain as it had been in previous years. The Company initiated four DA Agreements that when completed, as anticipated, will generate an additional one hundred (100) locations and was present at numerous national franchising related events.

Additionally, expense control remains a critical element leading to the continued profitability of the Company. Management is continuing its ongoing review of expenses and is initiating cost reductions where appropriate. In the fourth quarter of the 1994 fiscal year management initiated significant salary and expense reductions--the full benefit of which is still being realized.

The Company does not anticipate that the legal proceedings discussed in Item #3 will have a material impact on liquidity.

During 1997, the Company has identified several items which will impact cash flow and the liquidity of the Company. Those items are:

Items Creating Cash Inflows

  o In the first quarter of 1997, the Company expects to complete those locations that were under construction at the end of 1996 and realize $59,114 in cash from the respective sales at that time.

  o The Company expects to sell, in 1997, two of its Company owned stores acquired during 1996. If these sales are completed, the Company will realize about $200,000 in cash.

  o The Company anticipates the construction and opening of as many as fourteen (14) new restaurants in the first two quarters of 1997. If these restaurants open as planned, the company will realize income from the sale of equipment of about $13,000 of each store. The Company will also receive initial licensing fees, and ongoing monthly royalty and advertising fees.

The Company also has sufficient equipment inventory (see footnote #3 of the Consolidated Financial Statements) to meet some of the needs of the new Franchisees entering the system. Based on the existing commitments for new Franchisees, the Company anticipates that it will convert most of its existing inventory to cash in the 1997 year.

Items Creating Cash Outflows

  o At November 30 ,1996, the Company had ten (10) restaurants at various stages of construction. These new locations will require significant additional expenditures before completion. The Company expects to sell these restaurants upon their completion and recoup its investments in these locations. The Company believes that it has sufficient liquidity to complete these restaurants.

  o Other new Tubby's Sub Shops, as they are acquired by franchisees, may be constructed by the Company. The approximate cost for each restaurant is $100,000. The Company believes that the cost of each restaurant can be financed with a combination of internal funds and bank financing, if necessary.

As a result of the above sources and uses of cash and the expected continued cash flows, the Company believes it has sufficient liquidity to meet the needs of the Company in 1997. The Company maintains a $250,000 line of credit with a local financial institution to meet short term financial needs. Management believes that as a result of its "back to basics" approach, the recognition of these reoccurring items, and the ongoing reduction in operating expenses, the Company's operations will continue to improve in 1997.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets Being Disposed Of," which provides guidance on how and when impairment losses are recognized on long-lived assets. The Company will adopt this statement December 1, 1996 and does not expect it to have a material impact on the Company.

The FASB has issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value based method of accounting for stock-based compensation plans. This statement provides a choice to either adopt the fair value based method of accounting or continue to apply APB Opinion No. 25, which would require only disclosure of the proforma net income and earnings per share, determined as if the fair value based method had been applied. The Company will adopt this statement December 1, 1996 and continue to apply APB Opinion No. 25.

Impact of Inflation

The Company does not believe inflation has had a material impact on earnings during the past several years. The Company has demonstrated an ability to manage its assets, adjust retail prices, and use long-term debt for real estate holdings - made less expensive by inflation and take such other steps as necessary to mitigate the effects of inflation.




                     TUBBY'S, INCORPORATED & SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS


                                                               November 30,
ASSETS                                                    1996              1995
                                                          ----              ----
Current Assets
    Cash and equivalents                                 $  793,494   $  951,144
    Certificate of deposit                                  100,000      100,000
    Marketable securities                                    25,000      154,590
    Accounts receivable - trade, less allowance for
      doubtful accounts of $20,850 and $48,512 in           245,267      233,671
      1996 and 1995
    Notes receivable                                         72,091      139,517
    Inventories                                             102,805       34,840
    Prepaid expenses and other                              110,644       45,138
                                                         ----------   ----------
Total Current Assets                                      1,449,301    1,658,900
                                                         ----------   ----------

Property and Equipment
    Land                                                    325,347      253,623
    Building and improvements                               693,347      460,181
    Equipment                                               440,705      387,013
    Furniture and fixtures                                  219,464      118,104
    Vehicles                                                 15,009       15,009
                                                         ----------   ----------

                                                          1,693,872    1,233,930
    Less accumulated depreciation                           654,255      560,381
                                                         ----------   ----------

Net Property and Equipment                                1,039,617      673,549
                                                         ----------   ----------

Net Assets Held for Disposal                                   --         17,843
                                                         ----------   ----------

Other Assets
    Goodwill, less amortization of $68,045
      and $57,369 in 1996 and 1995                          338,241      346,675
    Notes receivable, less allowance for
      doubtful accounts of $5,894 and $142,209              505,380      572,890
       in 1996 and 1995                                        --           --
Total Other Assets                                          843,621      919,565
                                                         ----------   ----------

                                                         $3,332,539   $3,269,857
                                                         ==========   ==========


     See accompanying summary of accounting policies and notes to consolidated financial statements.




                     TUBBY'S, INCORPORATED & SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS

                                                              November 30,
LIABILITIES  AND  STOCKHOLDERS'  EQUITY                    1996           1995
                                                           ----            ----
Current Liabilities
    Accounts payable                                    $   189,929    $   163,472
    Accrued Liabilities
        Compensation                                         21,075         36,127
        Other                                                13,305         17,597
    Deferred Revenue                                         87,000         77,000
    Long-term debt due in one year                          266,825        270,427
                                                        -----------    -----------

Total Current Liabilities                                   578,134        564,623

Deferred Revenue                                             40,000         94,000

Long Term Debt, less amounts due in one year                175,770        246,206
                                                        -----------    -----------

Total Liabilities                                           793,904        904,829
                                                        -----------    -----------

Stockholders' Equity
    Common stock, $.001 par value, 60,000,000 shares
        authorized, 25,831,131 issued and outstanding
        (25,381,131 shares in 1995)                          25,832         25,382
    Additional paid in capital                            3,485,844      3,430,044
    Retained earnings (deficit)                            (973,041)    (1,090,398)
                                                        -----------    -----------

Total Stockholders' Equity                                2,538,635      2,365,028
                                                        -----------    -----------


                                                        $ 3,332,539    $ 3,269,857
                                                        ===========    ===========

 See accompanying summary of accounting policies and notes to consolidated financial statements.




                     TUBBY'S, INCORPORATED & SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS


                                                   Year Ended November 30,
                                                    1996              1995
                                                    ----              ----
Revenues
    Food Sales                                 $    796,990    $  1,284,695
    Franchise Fees
        Monthly                                     659,074         661,160
        Initial                                     118,250         131,375
    Equipment and restaurant sales                  611,064         603,388
    Advertising fees                                569,982         570,592
    Commissions and other fees                      367,856         411,111
                                               ------------    ------------

Total Revenues                                    3,123,216       3,662,321
                                               ------------    ------------

Costs and Expenses
    Operating expenses                            1,942,490       2,052,152
    Cost of food sales                              588,257         949,454
    Cost of equipment and restaurant sales          527,005         529,252
                                               ------------    ------------

Total Costs and Expenses                          3,057,752       3,530,858
                                               ------------    ------------

Operating Income                                     65,464         131,463
                                               ------------    ------------

Other Income (Expense)
    Interest income                                  94,899          92,239
    Interest expense                                (28,235)        (37,464)
    Gain (loss) on sale of fixed assets              (5,880)         49,704
    Provision for estimated loss on disposal
     of restaurants                                    --           (29,090)
    Miscellaneous                                    (8,891)         67,587
                                               ------------    ------------

Total Other Income                                   51,893         142,976
                                               ------------    ------------

Net Income                                          117,357         274,439
                                               ============    ============

Earnings Per Share                                     .005            .011
                                               ============    ============

Common Shares Outstanding (Average)              25,567,197      23,934,376
                                               ============    ============

 See accompanying summary of accounting policies and notes to consolidated financial statements.



                     TUBBY'S, INCORPORATED & SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY





                                                              ADDITIONAL    RETAINED
                                        COMMON STOCK         PAID-IN        EARNINGS
                                    SHARES       AMOUNT      CAPITAL         (DEFICIT)     TOTAL
                                    ------       ------      -------         ---------     -----
Balance, at December 1, 1994     19,631,131    $    19,632   $ 2,975,794   $(1,364,837)   $ 1,630,589

Issuance of common stock          5,750,000          5,750       454,250            --        460,000

Net income                               --             --            --       274,439        274,439
                                 ----------    -----------   -----------   -----------    -----------


Balance, at November 30, 1995    25,381,131         25,382     3,430,044    (1,090,398)     2,365,028

Issuance of common stock            450,000            450        55,800                       56,250

Net income                               --             --            --       117,357        117,357
                                 ----------    -----------   -----------   -----------    -----------


Balance, at November 30, 1996    25,831,131    $    25,832   $ 3,485,844   $  (973,041)   $ 2,538,635
                                 ==========    ===========   ===========   ===========    ===========


     See accompanying summary of accounting policies and notes to consolidated financial statements.




                     TUBBY'S, INCORPORATED & SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                      Year Ended November 30,
                                                       1996              1995
                                                       ----              ----
Cash Flows From Operating Activities
    Net income                                         $ 117,357    $ 274,439
    Adjustments to reconcile net income to net
       cash provided by operating activities
        Depreciation and amortization                    105,226      124,655
        Provision for estimated loss on disposal
         of restaurant                                      --         29,090
    Loss (gain) on sale of fixed assets                    5,880      (49,704)
    Increase (Decrease) In Cash Due to Changes In
        Accounts receivable                              (11,596)    (142,582)
        Inventories                                      (67,965)      28,775
        Prepaid expenses and other                       (65,506)     (30,496)
        Accounts payable                                  26,457        1,919
        Accrued liabilities                              (19,344)     (24,006)
        Deferred revenues                                (44,000)     (30,875)
                                                       ---------    ---------

Net Cash Provided by Operating Activities                 46,509      181,215
                                                       ---------    ---------

Cash Flows From Investing Activities
    Sale of certificate of deposit and marketable
     securities                                          154,590         --
    Purchase of marketable securities                    (25,000)    (254,590)
    Purchase of property and equipment                  (462,155)      (5,621)
    Net proceeds from sale of property and equipment      13,500      247,300
    Other assets                                          (2,242)      21,416
    Payments on note receivable                          133,899      128,648
    Other changes in notes receivable                      1,037         --
                                                       ---------    ---------

Net Cash (Used In) Provided by Investing Activities     (186,371)     137,153
                                                       ---------    ---------

Cash Flows From Financing Activities
    Payments on long-term debt                           (74,038)     (94,930)
    Proceeds from issuance of capital stock               56,250      380,000
                                                       ---------    ---------
Net Cash (Used In) Provided by Financing Activities      (17,788)     285,070
                                                       ---------    ---------

Net (Decrease) Increase in Cash                         (157,650)     603,438
Cash and Equivalents, at beginning of period             951,144      347,706
                                                       ---------    ---------

Cash and Equivalents, at end of period                 $ 793,494    $ 951,144
                                                       =========    =========


     See accompanying summary of accounting policies and notes to consolidated financial statements.

                     TUBBY'S, INCORPORATED & SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              NOVEMBER 30, 1996


1.      SUMMARY  OF  ACCOUNTING  POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Tubby's Inc., its wholly-owned subsidiaries and its fifty-one percent partnership interest in the McTub Company (Tubby's Express). Intercompany balances and transactions have been eliminated.

Natures of Operations
The Company's and its subsidiaries' revenue is derived from: (1) franchise and advertising fees for the rights to operate sit down and carry-out restaurants specializing in submarine sandwiches, hamburgers or steak sandwiches, pizzas or ice cream; (2) food sales at Company owned stores; (3) equipment sales to franchisees; and (4) vendor commissions and rebates. The Company and its franchisees operate restaurants in Michigan, Ohio and New Jersey.

Concentrations of Credit Risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, certificates of deposit, marketable securities and accounts and notes receivable. At times such cash and equivalents in banks are in excess of the respective financial institution's FDIC insurance limit. The Company attempts to minimize credit risk by reviewing all franchisees' credit history before extending credit and by monitoring franchisees' credit exposure on a continuing basis. The Company establishes an allowance for possible losses on accounts and notes receivable, when necessary, based upon factors surrounding the credit risk of specific customers, historical trends and other information. The Company also establishes an allowance for possible losses, when necessary, for declines in market value of its marketable securities.

Fair Values of Financial Instruments
The carrying amounts of cash, cash equivalents, certificates of deposit, marketable securities, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

The carrying amounts of the long-term debt issued pursuant to the Company's credit agreements approximate fair value because the interest rates on these instruments approximate market rates.

Use of Estimates
In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Equivalents and Certificate of Deposit
Cash and equivalents consist of cash, certificates of deposit, money market funds, U.S. Treasury bills and commercial paper with maturity dates not exceeding three months.

Certificates of deposit with maturity dates exceeding three months are separately classified on the balance sheet.

Inventories
Inventories include food and equipment held for resale to franchisees. Inventories are stated at the lower of cost (primarily on a specific identification basis) or market.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed over the useful lives of the assets ranging from 5 to 19 years, using the straight-line method. Depreciation expense was $94,550 and $114,655 in 1996 and 1995, respectively.

Goodwill
Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at acquisition. The Company amortizes goodwill over periods not exceeding 40 years. The Company reviews goodwill for impairment based upon the estimated undiscounted cash flows over the remaining life of the goodwill. If necessary, impairment will be measured based on the difference between undiscounted cash flows and the book value of the related goodwill.

Revenue Recognition
Monthly franchise and advertising fees are recognized based on the franchisees' sales as earned, except where collection is not deemed probable.

Initial franchise fees and fees from Area Development Agreements (ADA's) and Development Agent Agreements (DA Agreements) are deferred until the Company has substantially met its obligations under the franchise agreement, which is generally at the time the store is opened. Deferred revenues under ADA's and DA Agreements are recognized as revenue on a pro rata basis as each store opens.

Advances under vendor rebate agreements are deferred and recognized as revenue over the term of the agreements.

Advertising Costs
The Company expenses the cost of advertising as incurred. Advertising expense was approximately $582,000 and $659,000 in 1996 and 1995, respectively.

Taxes on Income
Deferred income taxes are recognized for the tax consequences of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Earnings Per Share
The computation of earnings per share is based on the weighted average number of outstanding common shares and equivalents. Common share equivalents included in the computation represent shares issuable upon assumed exercise of stock options which would have a dilutive effect in years where there are earnings. The weighted average number of shares outstanding was 25,567,197 and 23,934,376 for 1996 and 1995, respectively.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets Being Disposed of, which provides guidance on how and when impairment losses are recognized on long-lived assets. The Company will adopt this statement December 1, 1996 and does not expect it to have a material impact on the Company.

The FASB has issued SFAS No. 123, Accounting for Stock-Based Compensation, which establishes a fair value based method of accounting for stock-based compensation plans. This statement provides a choice to either adopt the fair value based method of accounting or continue to apply APB Opinion No. 25, which would require only disclosure of the proforma net income and earnings per share, determined as if the fair value based method had been applied. The Company will adopt this statement December 1, 1996 and continue to apply APB Opinion No. 25.

Reclassifications
Certain 1995 balances have been reclassified for purposes of comparison.

2.      MARKETABLE SECURITIES

The Company has classified its marketable debt into held-to-maturity and available-for-sale categories. Securities classified as held-to-maturity are reported at amortized cost and available-for-sale securities are reported at fair market value with unrealized gains or losses reported as a component of stockholders' equity. During each of the fiscal years and as of November 30, 1996 and 1995, there were no realized or unrealized gains or losses reported as cost approximated fair value.

The following information pertains to marketable equity and debt securities at November 30, 1996 and 1995.



                                    Aggregate Fair      Unrealized Holding   Aggregate Cost
                                         Value           Gains and Losses         Basis
                                    --------------      ------------------   --------------
                                    1996      1995       1996      1995      1996      1995
Available for Sale
     securities
     (corporate bonds and bond     $ 25,000   $ 55,005     --      --     $ 25,000   $ 55,005
     fund)
Held to maturity
     securities
     Corporate debt securities           --     99,585     --      --           --    99,585
--------------------------------   --------   --------  ------   ------  ---------  ---------

TOTAL                              $ 25,000   $154,590     --      --    $  25,000   $154,590
                                   ========   ========   =====   ======  =========   ========

At November 30, 1996, corporate bonds included in available-for-sale securities have contractual maturities exceeding ten years.

3.      INVENTORIES

        Inventories at November 30, 1996 and 1995 are summarized as follows:


                                                      1996           1995
                                                      ----           ----
               Equipment                      $     80,994   $     21,370
               Food and paper goods                 21,811         13,410
                                                    ------         ------

                                              $    102,805     $   34,840
                                                   =======         ======

4.      NOTES  RECEIVABLE

The Company measures its estimates of impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." The 1996 adoption of SFAS No. 114 and No. 118 did not have a material impact on the consolidated financial statements. Interest income on impaired loans is recognized only when payments are received.

Notes receivable consisted of the following at November 30, 1996 and 1995.

                                                                 1996          1995
                                                                 ----          ----
        Note receivable, due in monthly installments
           with interest at 10%, collateralized by a second
           mortgage on property, maturing in 2007             $  347,629    $   364,818
        Various notes receivable, due in monthly
           installments with interest at various interest
           rates up to 12%, collateralized by equipment
           maturing through 2001                                 229,842        347,589
                                                              ----------    -----------
                                                                 577,471        712,407
        Less amounts due within one year                          72,091        139,517
                                                              ----------    -----------

        Total Notes Receivable - Noncurrent                   $  505,380    $   572,890
                                                              ==========    ===========

The Company's recorded investment in impaired loans totaled $49,000, with $6,000 of related credit loss allowance, in 1996 and $228,000, with $142,000 of related credit loss allowance, in 1995. At November 30, 1996, $43,000 of impaired loans had no credit loss allowance. The decrease in the Company's recorded investment and credit loss allowance in 1996 is primarily due to direct write-downs charged against the allowance and payments received. The average recorded investment in impaired loans during 1996 was $139,000, with no related interest income recognized.

5.      REVOLVING  CREDIT  AGREEMENT

In November 1995, the Company entered into a $250,000 line-of-credit with a bank with interest payable at the bank's prime rate plus one-half percent (8.75% at November 30, 1996). Short-term borrowings are due on demand and are secured by a blanket lien on all assets of the Company and a pledged $100,000 certificate of deposit, as well as a requirement to maintain a $100,000 of collected funds in the Company's checking accounts. No borrowings were outstanding under the line-of-credit at November 30, 1996 and 1995. Subsequent to year end, the Company replaced this line-of-credit with a line-of-credit agreement from another bank. The new line-of-credit agreement contains substantially the same terms except the requirement to maintain $100,000 of collected funds is eliminated.

6.      LONG-TERM  DEBT

Long-term debt consisted of the following at November 30, 1996 and 1995.

                                                                   1996       1995
                                                                   ----       ----
               Notes payable in equal monthly installments
                 of $3,140, plus certain balloon payments
                 (includes

                                      18


                  $200,000 due a
                  stockholder) through September,
                  2000, with interest up to 12.0%              $ 242,034     $  276,804

               Mortgage notes payable in equal monthly
                  installments of $3,058 through February,
                  2002, with interest ranging from the
                  bank's prime rate plus
                  1% to 9.25%, reflects refinancing discussed
                  below                                          180,704        204,241

               Other obligations payable in equal monthly
                  installments of $1,660 through November
                  1998, with interest of up to 19%                19,857         35,588
                                                                --------       --------
                                                                 442,595        516,633
               Less amounts due within one year                  266,825        270,427
                                                                 -------        -------
                                                               $ 175,770     $  246,206
                                                                 =======       ========

A mortgage note totaling $152,500 at November 30, 1996, was refinanced in January 1997. The new note requires monthly principal payments plus interest at 9.25% through February 2002, at which time the remaining balance is due. In accordance with the refinancing, a total of approximately $142,800 due pursuant to the note was classified as long-term at November 30, 1996. The Company has pledged substantially all of its property and equipment as collateral for repayment of debt.

Annual maturities of long-term debt are as follows:


                                      1997                 $266,825
                                      1998                   33,983
                                      1999                   17,352
                                      2000                   15,906
                                      2001                   13,700
                                      Thereafter             94,829
                                                           --------
                                                           $442,595
                                                           ========

7.      RELATED  PARTIES

Three founding stockholders of the Company are directors, two of whom are also officers. These stockholders own approximately 27% of the outstanding common stock. In addition to their responsibilities to the Company, they also own and operate six franchised Tubby's restaurants. The following is a summary of activity with these stockholders and their restaurants as of and for the years ended November 30, 1996 and 1995.

                                                                1996        1995
                                                                ----        ----
            Accounts receivable                            $   26,262    $ 25,618
            Notes receivable, due in quarterly
               installments plus interest at 9%, due
               September, 1997                                 24,436      97,347
            Franchise and advertising fees                    150,215     165,136
            Interest income                                     3,401       7,450

On April 1, 1995, the Company acquired an existing Tubby's restaurant and inventory from a current officer and director of Tubby's Inc. in exchange for 1,000,000 shares of restricted common stock valued at $80,000.

Notes receivable, related party consisted of the following at November 30, 1996 and 1995.

               Due from related parties              $24,436       $97,347

                                      19


               Less amounts due within one year      (24,436)      (21,918)
                                                     --------      --------
               Total Long-Term Notes Receivable           --        $75,429
                                                    =========       =======

8.      INCOME  TAXES

Significant components of deferred tax assets and liabilities consist of the following at November 30, 1996 and 1995.

        Deferred Tax Assets (Liabilities)                         1996           1995
        ---------------------------------                         ----           ----
               Net operating loss carry-forwards                $725,000       $725,000
               Allowance for doubtful accounts                    10,000         65,000
               Deferred revenue                                   43,000         58,000
               Depreciation                                       13,000         10,000
               Other                                             (30,000)       (34,000)
                                                               ----------     ----------

               Net Deferred Tax Asset                            761,000        824,000

               Valuation allowance on net deferred
                tax asset                                       (761,000)      (824,000)
                                                                ---------      ---------
               Deferred Taxes                                   $     --     $       --
                                                               ----------     ----------

The following reconciles the expected income tax rate to the effective income tax rate.

                                                                  1996           1995
                                                                  ----           ----
          Income taxes (benefit) at federal statutory rate       34.0%           34.0%
          Valuation allowance adjustment                        (53.7)          (39.5)
          Non-deductible goodwill and entertainment
             expenses                                            14.6             5.5
          Other                                                   5.1              --
                                                                -----           -----
          Effective Tax Rate                                       --%             --%
                                                                =====          ======

The Company has acquired net operating loss carry-forwards of approximately $1,250,000 which are available to offset future taxable income. However, to the extent such loss carry-forwards are utilized to reduce future taxable income, the related tax benefit will first be credited to goodwill until fully eliminated and then to income (the Company did not have taxable income in 1996 or 1995). Utilization of these losses is limited based on the taxable income generated by the activity that generated these losses and the carry-forwards expire beginning in 1999.

The Company also has net operating loss carry-forwards for tax purposes of approximately $877,000 relating to losses incurred subsequent to the SYF acquisition which expire beginning in 2006, through 2009.

9.      STOCK  ISSUANCES  AND  STOCK  OPTION  PLAN

On January 17, 1995, the Board of Directors authorized the sale of 5,000,000 shares of common stock through private placements at $.08 per share and, on February 28, 1995, amended the authorization to increase the number of shares to 5,750,000. On February 28, 1995, the Company sold 5,750,000 shares. Total proceeds are as follows:

               Cash (1)                    $380,000
               Tubby's Sub Shop (2)          80,000
                                           --------
               Total Proceeds              $460,000
                                           ========

                                      20


                  (1) The sale of 2,750,000 shares to three unrelated
                      investors and the sale of 2,000,000 shares to officers/directors resulting in total cash proceeds of $380,000.

                  (2) The sale of 1,000,000 shares of Tubby's, Inc.'s common stock to a director/officer in exchange for all the stock of P.T.P., Inc. a Michigan corporation, which owns and operates one Tubby's Sub Shop valued at $78,500 plus inventory valued at $1,500, which was determined based upon historical valuation methods used with outside franchisees. The Company took possession of this restaurant effective April 1, 1995.

The Company has stock option plans under which key employees may be granted options to purchase a specific number of shares of the Company's stock. Options are subject to the terms of each plan.

As of November 30, 1996, 2,833,833 shares were reserved under the Incentive Stock Option Plan and 833,000 were reserved under the non-statutory Incentive Stock Option Plan. A summary of the options is as follows:

                                                                    1996           1995
                                                                    ----           ----
               Incentive Stock Option Plan
               (option prices range from $.16 to $.84
                 per share)
                  Outstanding, at beginning of year              579,667        617,167
                  Granted during the year (at $.125 to
                   $.1875 per share)                             550,000        200,000
                  Expired (at $.15 to $.40 per share)            (75,000)      (237,500)
                  Exercised (at $.125 per share)                (450,000)

               Outstanding, at end of year
               (option prices range from $.16 to $.84 per
                 share, 200,000 shares exercisable at
                 November 30, 1996)                              604,667        579,667
                                                                 -------        -------

               Non-Statutory Incentive Option Plan
               (option price is $.36 per share)

               Outstanding and Exercisable,
                at beginning and end of year                     200,000        200,000
                                                                 -------        -------

10.     OPERATING  LEASES

The Company leases buildings, equipment, and restaurant space under various operating leases. The future minimum rental payments, under all operating leases containing minimum annual rental payments, are as follows:

               1997        $  93,501
               1998           76,540
               1999           44,370
               2000           30,560
               2001           14,300
                            --------
                            $259,271

Total rent expense under the operating leases was approximately $129,000 and $153,000 for 1996 and 1995, respectively.

11.     SUPPLEMENTAL  DISCLOSURE  OF  CASH  FLOW  INFORMATION

               Cash paid during the year for:

        Year Ended November 30,                        1996           1995
                                                       ----           ----
               Interest                             $28,235        $37,464
               Income taxes                          10,000             --

Non-Cash Investing and Financing Activities
In 1995, the Company exchanged 1,000,000 shares of Tubby's Inc. common stock for a Tubby's Sub Shop valued at $78,500 plus inventory valued at $1,500.

12.     ASSETS  HELD  FOR  DISPOSAL

        The net assets held for disposal consisted primarily of:

                                                           1996    1995
                                                           ----    ----
            Net property and equipment                  $    0     $46,933
            Reserve for estimated loss on disposal      $    0    $(29,090)
                                                        ------    ---------
            Net Assets Held for Disposal                $    0     $17,843
                                                        ======     =======

Revenues from the Tubby's Express restaurant disposed of totaled approximately $199,000 in 1995.

13.     LITIGATION

On August 17, 1995, a civil action was commenced against the Company in the United States District Court for the Eastern District of Michigan. Patrick J. McCourt, as Trustee of the Patrick J. McCourt Trust and as President of McCourt Corporation, purchased restricted shares of Tubby's common stock pursuant to private placements in June, July and November of 1993 and formed the McTub Company, a general partnership with Tubby's in August of 1993 for the purpose of owning and operating certain quick-service restaurants originally under the name "Cafe Express." Plaintiffs' complaint sought rescission of those transactions and, in connection therewith, alleged violation of federal securities regulations, fraudulent misrepresentation, violation of the Racketeer Influenced and Corrupt Organizations Act ("RICO"), dissolution of partnership and accounting, violation of Michigan Securities Act, and Michigan's Franchise Investment Law. Plaintiffs purchased a total of
1.5 million shares at 25(cent) per share for a total purchase price of $375,000 and plaintiffs' total investment in the McTub Company was approximately $400,000. The Company filed an answer in which it denied liability to plaintiffs. In addition, the Company filed a cross-claim against the McTub Company seeking a declaratory judgment that the Company is entitled to a distribution in the amount of $105,000 prior to any other distributions that may be made by that Company. After the close of discovery, the Company filed motions for summary judgment of plaintiffs' securities fraud claims and to dismiss plaintiffs' RICO claims, which the Court granted in July of 1996. The Court also granted the Company's motion to dismiss all of plaintiffs' remaining claims, which asserted claims under state law, without prejudice. Thereafter, orders were entered granting judgment in the Company's favor with regard to plaintiffs' securities fraud claims and dismissing plaintiffs' RICO claims, with prejudice, and dismissing all of plaintiffs' remaining claims, without prejudice.

Thereafter, plaintiffs commenced an action in the Circuit Court for the County of Oakland (the "Oakland County Action"). In the Oakland County Action, plaintiffs assert the same allegations of "fraud" that were asserted and dismissed in the federal action but are only seeking rescission of the McTub Partnership Agreement and/or money damages in connection with the formation of that partnership. This case does not involve any "securities" claims regarding the shares of common stock purchased by McCourt. The Company filed an answer denying liability, a counter-complaint in which it asserts a claim for fraud against McCourt, and a cross-claim against the McTub Company seeking certain declaratory relief in connection with loans to the partnership that were procured by its partners. Also, the Company filed an action in the Circuit Court for the County of Macomb, in which it asserted a claim for dissolution of the partnership (the "Macomb County Action"). That action is going to be transferred to the Circuit Court for the County of Oakland and should be consolidated with the Oakland County Action. The Company is unable at this time to estimate the probability of a successful conclusion to the litigation or to estimate the possible loss to the Company if it is not successful.

                   [LETTERHEAD OF BDO SEIDMAN, LLP]

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors
Tubby's, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of Tubby's, Inc. and Subsidiaries as of November 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tubby's, Inc. and Subsidiaries at November 30, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                               /s/ BDO Seidman, LLP




January 21, 1997

                             SHARE TRADING RANGE

The following table sets forth the high and low stock prices for the Company's $.001 par value common stock as reported by NASDAQ for the fiscal years indicated.

The following quotations do not include retail mark-ups, markdowns or commissions and represent prices between dealers and not necessarily actual transactions. The past performance of the Tubby's, $.001 par value common stock is not necessarily indicative of future performance.

                    1995                                        1996
               --------------                             ---------------
               High      Low                              High        Low
               ----      ---                              ----        ---
Quarter 1      5/16      5/32                Quarter 1     25/32      1/8
Quarter 2      9/16      5/32                Quarter 2     15/32      1/4
Quarter 3      13/32     7/32                Quarter 3     3/8        7/32
Quarter 4      5/16      1/16                Quarter 4     11/32      5/32

As of February 11, 1997, the approximate number of shareholders of record of the Company was 7,039. The Company has never paid cash dividends on its common stock. Payment of dividends is within the discretion of the Company's Board of Directors and depends, among other factors, on earnings, capital requirements and the operating and financial condition. At the present time, the Company's anticipated financial capital requirements will be such that it intends to follow a policy of retaining earnings in order to finance the development of its business.

                                      Shareholder Information

OFFICERS            DIRECTORS              CORPORATE OFFICES                  ACCOUNTANTS
Robert M. Paganes   Robert M. Paganes      6029 East Fourteen Mile Road       BDO Seidman, LLP
President,          President, Director    Sterling Heights, MI 48312-5801    755 W. Big Beaver, # 1900
Director                                                                      Troy, Michigan 48084

P.  Terrance        P. Terrance Paganes    LEGAL COUNSEL                      SHAREHOLDERS
Paganes             Vice-President,        Dickinson, Wright, Moon,           The   approximate   number  of
Vice-President,     Director                  Van Dusen & Freeman             shareholders  at November  30,
Director                                   500 Woodward, Suite 4000           1996 was 7,000
                                           Detroit, Michigan 48226-3425

Vincent J. Tatone   Vincent J. Tatone                                         TRANSFER AGENT
Secretary           Secretary                                                 The  Trust   Company   of  New
                                                                              Jersey
                                                                              2 Broadway, 19th Floor
                                                                              New York, New York 10004

Melvyn  B.  Erdos,  J. Thomas Paganes
CPA                 Director
Chief    Financial
Officer

                    John M. Fayad
                    Director

                    Ron Boraks
                    Director

                    IN-HOUSE COUNSEL
                    Vincent J. Tatone
