Form 10KSB/A, Exhibit 13
period 1997-11-30
TUBBYS INC
filed 1998-04-03
CIK 725398

TUBBY'S, INC.


                                     1997


                                ANNUAL REPORT

                                TUBBY'S, INC.

                       FISCAL 1997: BRAND AWARENESS AND
                               NATIONAL GROWTH


Dear Shareholders:

         Tubby's is proud to announce that in 1997 it achieved and exceeded its goals and expectations. The Company saw a 15.2% increase in revenues and a 57.2% increase in operating income. While the dollar amounts may appear modest, the Company is confident that it has established a sound foundation on which to pursue aggressive franchise development and growth on a national basis.

         The Company continued to strive for accelerated but controlled national growth through its Development Agent Program. Development Agents ("DA's") are awarded the marketing rights for a geographical area and are given the right to solicit, refer, monitor and provide continued support to franchisees in exchange for franchise and royalty fees. In 1997, the Company awarded Development Agent Agreements to eight qualified DA's for areas in Texas, Missouri, Indiana, Illinois, Pennsylvania, Northern Michigan and in the Provinces of Alberta, British Columbia and Ontario Canada. Pursuant to those agreements, new Tubby's Sub Shops have been established in Missouri, Indiana, Pennsylvania, Northern Michigan, British Columbia and Ontario Canada.

         Also in 1997, the Company increased its co-branding efforts in non-traditional venues. The Company currently has stores within British Petroleum, Shell, Citgo and Total Petroleum stations and anticipates the opening of its first store within a Marathon petroleum station in the Spring of 1998. These efforts have opened doors to the tremendous development potential of co-branding within the petroleum industry.

         The Company exceeded its expectations in connection with expanding its purchasing department. The Company formed a new food distribution subsidiary, SUBperior Distribution Systems, Inc. ("SDS"). SDS, which has been fully operational since February 3, 1998, directly negotiates with suppliers, purchases and distributes all products used in the operation of Tubby's Sub Shops. SDS has and will continue to result in numerous substantial benefits to the Company and its franchisees. In addition to price reductions, SDS's primary focus is on quality control and efficient product distribution. The formation of this new subsidiary will substantially increase the Company's revenues.

         In 1997, the Company continued to increase its brand awareness on a national basis by participating and exhibiting its products at several national trade shows. Tubby's products are prepared and served at these shows allowing people everywhere to taste the superior quality of Tubby's products over the competition.

         The Company's strategy for 1998 is to continue striving for accelerated but controlled national growth; the Company will continue to award territories to DA's on a national basis and, simultaneously, will strive to maintain and increase profitability. At the same time, the Company will consistently pursue improvements in service, quality and appearance as part of its ongoing process to monitor and improve quality control at the individual store level. On the basis of this strategy, along with an increased national marketing budget, the Company anticipates unprecedented future growth which should result in increased revenues and profits. Tubby's management firmly believes that it is on the verge of great things and will diligently pursue its goals to exceed expectations for its Shareholders, Franchisees, Employees and Customers.

         On behalf of the Board of Directors, we extend our appreciation to you, our Shareholders, for your support and belief in our shared future. We also thank our employees and franchisees for our success and achievements in the past and coming year.



/s/ Peter T. Paganes                       /s/ Robert M. Paganes
-------------------------------            ---------------------------------
Peter T. Paganes,                          Robert M. Paganes
Chairman of the Board                      President & CEO

                                TUBBY'S, INC.




DESCRIPTION OF BUSINESS

About the Company

Tubby's, Inc. franchises restaurants under the trade names "Tubby's Sub Shops", "Tubby's Express", and "Stuff Yer Face." Tubby's Sub Shops and Tubby's Express restaurants specialize in 20 varieties of submarine and pita sandwiches, featuring assorted salami, steak, burger and taco subs, all made to order. Sizes vary from six inches to five-foot party subs. The Company operates and franchises Tubby's Express specialty Sub Shops in Sears retail stores in Michigan.

Stuff Yer Face Restaurants are sit-down, full-service restaurants utilizing waitress and waiter services. Their operations are based on the promotion of a specialty sandwich called a "Stromboli." The Stromboli filling includes combinations of meatballs, sausage, pepperoni, veal, steak, chicken, shrimp, and vegetables.

Each concept emphasizes fresh, top-quality ingredients, moderate prices and fast courteous service in a pleasant atmosphere. At November 30, 1997, there were 81 Tubby's Sub Shops, four Stuff Yer Face and three Tubby's Express restaurants in operation. Franchise outlets are located in Michigan, New Jersey, Ohio, Pennsylvania, Arizona, and the Canadian provinces of Edmonton and Ontario. Indiana and Missouri franchised outlets were added soon after year-end.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m. EST, on Thursday, May 21, 1998, at the Cherry Creek Golf Course, 52000 Cherry Creek Drive, Shelby Township, Michigan 48316.


FORM 10-KSB

To obtain a free copy of the 1997 Form 10-KSB, as filed with the SEC, please write to: Investor Relations, Tubby's, Inc., 6029 East Fourteen Mile Road, Sterling Heights, Michigan 48312-5801.

                                TUBBY'S, INC.

                        FIVE YEAR FINANCIAL HIGHLIGHTS

The following is a summary of selected financial data for Tubby's, Inc.:

                                               For The Years Ended November 30
(Thousands, except                  ------------------------------------------------------
per share amounts)                  1997        1996        1995        1994          1993
                                    ----        ----        ----        ----          ----
Revenue .....................       3,599       3,123       3,662       3,737        2,839
Net Income (Loss) ...........         107         117         274        (921)        (491)
Costs and Expenses ..........       3,496       3,058       3,531       4,604        3,271
Depreciation and Amortization         135         105         125         198          131
Capital Expenditures ........          69         462           6         227          919
Total Assets ................       3,325       3,333       3,270       2,683        4,279
Long-Term Debt ..............         140         176         246         330          780
Net Income(Loss) Per Share ..      $ 0.04      $ 0.05      $ 0.10      $(0.50)      $(0.30)
Dividends Per Share .........          --          --          --          --           --

                    MANAGEMENT'S DISCUSSION & ANALYSIS OF
                 FINANCIAL CONDITION & RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

Financial Overview

Tubby's and its consolidated subsidiaries experienced an increase in 1997 Total Revenues of $475,819, or 15.2%. The Company earned income before taxes of $202,799, in 1997 versus $117,357, in 1996. The increase in revenues is attributable to increases in Food Sales of $134,010, or 16.8%, Monthly Franchise Fees of $126,885, or 19.3%, Advertising Fees of $80,927, or 14.2%, and Commissions and other fees of $155,341, or 42.2%. Equipment and restaurant sales decreased by $35,637 or 5.8%. Ten new franchised stores opened in 1997 as well as six additional stores opened pursuant to Development Agent Agreements, ("DA"). Additionally, two company owned restaurants were sold or leased to franchisees in 1997.

Operating Income in 1997 of $102,928 increased by 57.2% or $37,464 as compared to 1996. This increase in Operating Income was primarily a result of the $155,341 increase in Commissions and other fees as well as less dramatic increases in the other categories of revenue as referred to above. Operating expenses increase from 62.2% of Total Revenues in 1996 to 65.5% or an increase of $415,448 in 1997. Cost of food sales decreased from 73.8% of Food Sales in 1996 to 71.7% in 1997. Cost of Equipment and restaurants sales also decreased disproportionately from 86.5% of revenue in 1996 to 81.7% in 1997. Other Income also increased by 92.5% to $99,871 in 1997 reflecting increased interest income and decreased interest expense.

One Company owned and operated restaurant was sold to a franchisee in September, 1997. An additional Company owned and operated restaurant that had been reacquired from a delinquent franchisee in 1996 was leased to a franchisee in June, 1997, with an option to purchase it after two years. Both restaurants continue to operate as Tubby's Sub Shops. The Food sales attributed to these restaurants were $150,714 in 1997.

In November, 1995, the Company hired a new director of franchise development. This individual brought to Tubby's five years of restaurant industry experience in franchise sales. The Company attended, as an exhibitor, several national industry trade shows in its effort to gain national recognition and expand into new regions of the country. Among the impressive results of 1997, DA Agreements representing one hundred-two new Tubby's Sub Shops, over the next eight years, were initiated for potions of Texas, Missouri, Indiana, Illinois, Michigan and the provinces of Alberta, British Columbia and Ontario, Canada. Stores that are expected to result from the implementation of DA Agreements are the contractual responsibility of the DAs. Tubby's anticipates that these agreements will be fulfilled on a timely basis as stipulated in their respective contracts. Six Tubby's Sub Shops opened pursuant to DA Agreements in 1997. Ten other Tubby's Sub Shops opened in 1997.

Tubby's currently conducts most of its business in the Metropolitan Detroit, Michigan region. The Detroit area economy is largely tied to the results of the domestic automotive industry. Employment and spending patterns of the people living in this area tend to mirror the operating results of these companies and their suppliers. During the last several years the domestic automobile industry improved significantly. As the domestic automobile industry hired additional workers the local economy also improved as did the operating results of many of Tubby's franchised restaurants. The strength of Detroit's local economy is expected to continue in 1998. As additional stores are opened in other cities, royalty fee income derived from these stores will at least be partially dependent upon the economy in those areas. Although weather can be a factor in the sales of the Company's products, the Company does not consider this business to be seasonal.

Results of Operations

Comparison of the years ended November 30, 1997 and 1996

Tubby's and its consolidated subsidiaries experienced an increase in 1997 Total Revenues of $475,819 or 15.2%. The Company earned income before taxes of $202,799 in 1997 versus $117,357 in 1996 which is a 72.8% increase. Net Income after taxes was $107,499 in 1997 versus $117,357 in 1996 when no taxes on income were reflected (see Footnote #8 of the Notes to Consolidated Financial Statements).

The increase in revenues is attributable to increased Food sales of $134,010, or 16.8%, Monthly Franchise fees of $126,885, or 19.3%, Advertising fees of $80,927, or 14.2%, and Commissions and other fees of $155,341, or 42.2%. Equipment and restaurant sales decreased by $35,637 or 5.8%. Ten new franchised stores opened in 1997 as well as six additional stores opened pursuant to DA agreements. Additionally, two Company owned restaurants were sold or leased to franchisees in 1997.

The increase in Food sales revenues is primarily attributable to one Company owned restaurant that was opened and one existing restaurant that was reacquired from a delinquent franchisee both in the fourth quarter of 1996. The Company owned restaurant was sold to a franchisee in September, 1997. The reacquired restaurant was leased with an option to buy to a new franchisee in June, 1997. Both restaurants continue to operate as Tubby's Sub Shops. The Food sales attributable to these restaurants were $150,714 in 1997. Operating Income in 1997 derived from Food sales increased by $54,413 or 26.1% from 1996. The increase in operating Income from Food sales was largely attributable to the two restaurants previously mentioned.

The increased Monthly Franchise fees of $126,885 and Advertising fees of $80,927 in 1997 reflect increases in system wide sales resulting from the opening of new Tubby's Sub Shops and the accelerated efforts of the Company's marketing department. The Company believes that the strong economy will continue into 1998. With at least fourteen new Tubby's Sub Shops planned for the first six months of 1998 and more planned for the remainder of the year, and with the additional efforts of the Company's new marketing manager, system wide food sales should dramatically increase resulting in increased fees collected.

The increase in Initial Franchise fees of $14,293 in 1997 consists of the amounts received from two new Tubby's Sub Shops and fees received from sixteen franchisees who either transferred ownership of existing franchisee owned restaurants or opened additional restaurants at reduced licensing fees in 1997. Initial fees in 1996 consisted of amounts received from two new franchisees and fees received from thirteen franchisees who either transferred ownership of existing Tubby's Sub Shops or opened additional restaurants at reduced licensing fees. Reduced Initial licensing fees are collected from Tubby's Sub Shops opened pursuant to a DA Agreement, opened in non-traditional sites, or opened by existing franchisees.

The Company experienced a decrease in Equipment and restaurant sales of $35,637 as result of the trend towards franchisees opening non-traditional Tubby's Sub Shops or opening restaurants pursuant to DA Agreements. In both of these situations, the Company frequently sells the franchisee the appropriate restaurant equipment but frequently does not participate in the construction of the leasehold improvements either due the restaurant being located in an established business site such as a service station or being located outside of the Detroit region.

The Company did increase the Operating Income derived from Equipment and restaurant sales by $21,053 or 25% as a result of increased profit margins.

Commissions and other fees are comprised of vendor rebates, marketing rights, and rental income of existing Company owned franchisee operated Tubby's Sub Shops. Vendor rebates increased in 1997 by $49,005 or 15.5% as compared to 1996. This increase resulted primarily from the increased systems wide food sales mention above. Rental income increased by $17,968 or 34.4% as compared to 1996. The increase in rental income resulted from the rental, in July of 1996, of a newly acquired existing Tubby's Sub Shop to a franchisee for the entire year of 1997. Marketing rights were first received in 1997 by the Company. In 1997, the Company received $45,019 for Marketing rights sold pursuant to DA Agreements.

Operating expenses increased in 1997 by $415,448 or 21.4%. Additionally, Operating expenses increased disproportionately from 62.2% to 65.5% of Total Revenue. Operating expenses have increased as the Company continues to expand. The previously unfilled staff positions of purchasing and marketing were staffed at an expense of approximately $100,000 in 1997. Building rent of Company owned stores increased by about $38,000. Building rent is expected to decrease in the coming year as two Company owned restaurants were either sold or leased to franchisees. Advertising, promotional, and various marketing and franchise development expenses increased by $393,000 in 1997 as the Company expanded its marketing efforts in regions where Tubby's are located and further emphasis was placed on franchise development in other regions of North America. Certain operating expenses decreased, also. The most noteworthy decrease occurred in Legal fees which declined by $95,272 or 86.4% resulting from an overall decline in legal activity that required outside counsel and most other legal matters being handled by in-house counsel.

Interest Income increased by $13,531 or 14.3% in 1997. This increase was attributable to interest income of $21,168 received from a franchisee currently in bankruptcy proceedings. Interest income is recorded when received. Management anticipates that interest income will decrease in 1998 as Tubby's growth accelerates. The Company's working capital is utilized during the construction phase, on a short term basis, to finance the new construction and equipment purchases of franchised restaurants. Upon the completion of a new restaurant, the franchisee is invoiced for the construction and equipment costs with a profit margin. As the pace of new restaurant construction accelerates; additional amounts of working capital will be utilized and interest income derived from idle funds will decrease as a result. Additionally, in February, 1998, the Company initiated operation of its SUBperior Distribution Systems, Inc. (SDS) subsidiary that sells food and proprietary items to its Franchisees. Due to characteristics of its business cycle, SDS is expected to maintain a sizable inventory and accounts receivable. To maximize profits SDS will also take advantage of purchase discounts that are normally available. The Company will utilize its excess funds to provide short term funding as required.

Interest Expense decreased in 1997 by $18,663 or 66.1% when compared to 1996. Management expects this trend to not continue in 1998. As noted in the preceding paragraph, SDS is expected to utilize some portion or all of the Company's excess funds. To the extent that additional funds are required, the Company may utilize its revolving lines of credit. SDS maintains a $250,000 revolving line of credit with a financial institution in addition to a similar line of credit maintained by Tubby's Sub Shops, Inc. Interest for both lines of credit accrue on the unpaid balance at 1/2% over the prime rate charged by the financial institution. As of November 30, 1997, there were no borrowings under either line of credit.

Liquidity and Capital Resources

Cash and Equivalents combined with Investments increased by $76,548 when compared to 1996. The acquisition of property and equipment utilized $69,020 of cash in 1997 as compared to $462,155 in cash in 1996. An increase in Accounts Receivable of $198,543 and a decrease in Accounts Payable of $83,522 utilized Cash and Equivalents of $282,065.


     Cash Flows From Operating Activities Was $169,799 in 1997

     Operating Activities Creating Significant Cash Inflows:
     o    Net Income of $107,499.
     o Non-cash adjustments to the Net Income included Depreciation and Amortization for 1997 of $135,468 and Taxes on Income of $95,300, (see Footnote #8 of the Notes to Consolidated Financial Statements).
     o Decreases in Prepaid expenses of $59,195 resulting from the payment of certain non-reoccurring marketing expenses.
     o Increases in Deferred revenue of $49,356 representing primarily the prepayment of initial licensing fees for Tubby's Sub Shops that are expected to open during the first two quarters of 1998.

     Operating Activities Creating Significant Cash Out Flows:
     o Accounts receivable increased by $198,543 primarily as a result of equipment sales occurring near the end of the fourth quarter.
     o Decreases in Accounts payable of $83,522 resulting from acceleration of processing of accounts payable.


     Cash Flows Used By Investing Activities Was $16,921 in 1997

     Cash Flows From Investing Activities:
     o    Net Proceeds From Sale Of Property and Equipment of $5,000.
     o    Payments on Notes receivable of $52,912.

     Cash Used In Investing Activities:
     o    Purchase of Certificate of Deposit and Investments of $5,813.
     o    Purchases of Property and Equipment of $69,020.

     Cash Flows From Financing Activities decreased by $82,143

     Items Creating Cash In Flows:
     o Proceeds From long-term debt of $150,000 results from the refinancing through a new financial institution of Company owned but franchisee operated Tubby's Sub Shop.

     Cash Used In Financing Activities:
     o Payments of Long-Term Debt of $232,143 relates to principal reduction on notes owed by the Company relating to the refinancing mentioned above and other payments of Company debt.

     Other Liquidity Related Items

     To generate sufficient cash flow to meet the needs of the Company, the Company must continue to operate profitably. In order for this to occur, Company owned restaurants must operate profitably and new stores must be added to the system.

     During fiscal year 1994, Tubby's concentrated on a "back to basics" approach to its business. The Company concentrated on eliminating unprofitable operations, consolidating administrative functions and development of new sub shop franchises. With a leaner and more focused management team, the Company was able in 1995 to concentrate on its core business of franchising Tubby's Sub Shops and becoming profitable. In 1996, the Company continued its focus on its core business of franchising Tubby's Sub Shops while remaining profitable. During 1996 and 1997 the Company began the implementation of its strategy to become a national chain of franchised restaurants rather then a regional chain as it had been in previous years. The Company initiated four DA Agreements in 1996 and an additional six DA Agreements in 1997.

     Expense control remains a critical element leading to the continued profitability of the Company. Management is continuing its ongoing review of expenses and is initiating cost reductions where appropriate. In the fourth quarter of the 1994 fiscal year management initiated significant salary and expense reductions--the full benefit of which is still being realized.

     During 1998, the Company has identified several items which will impact cash flow and the liquidity of the Company. Those items are:

     Items Creating Cash Inflows

o In the first quarter of 1998, the Company expects to complete those locations that were under construction at the end of 1997 and realize $181,000 in cash from the respective sales at that time.

o In February, 1998, the Company launched its new subsidiary, SUBperior Distribution Systems, Inc., SDS"). SDS was created by management to become its distributor of food and restaurant supplies to the franchisee and Company owned Tubby's Sub Shops. SDS has contracted with an unrelated Detroit based company that is experienced with multiple location institutional food distribution to provide warehouse and distribution services that are necessary to serve Tubby's Sub Shops. The Company believes SDS will be able to provide its franchised and Company owned restaurants with uniform and consistently high quality products at equivalent or lower prices then previously charged.

o The Company anticipates the construction and opening of as many as fourteen new restaurants in the first two quarters of 1998. If these restaurants open as planned, the Company will realize operating income from the sale of equipment of about $10,000 from each store. The Company will also receive initial licensing fees, and ongoing monthly royalty and advertising fees. Reduced fees are derived from stores that are opened pursuant to DA Agreements.

The Company also has sufficient equipment inventory (see Footnote #3 of the Consolidated Financial Statements) to meet some of the needs of the new Franchisees entering the system. Based on the existing commitments for new Franchisees, the Company anticipates that it will convert most of its existing inventory to cash in the 1998 year.

Items Creating Cash Outflows

o At November 30 ,1997, the Company had four restaurants at various stages of construction. These new locations will require significant additional expenditures before completion. These restaurants are franchise owned and operated. Upon their completion, the Company will recoup its investments in these locations. The Company believes that it has sufficient liquidity to complete these restaurants.

o The Company's SDS subsidiary will require a significant investment in inventory to meet the needs of its restaurants and those owned by franchisees. As the inventory is sold it will be replenished and accounts receivable generated. The Company believes that with a combination of internal funding and existing lines of credit sufficient funds are available to maintain its inventory and accounts receivable.

o In January, 1998, pursuant to its corporate headquarters lease, the Company notified its landlord of their intention to purchase the building at the contract price of $425,000. The Company has a confirmed commitment for funding the entire purchase. The terms of the commitment are 100% financing at a fixed rate of 8.25% for five years with a fifteen year amortization. After five years, a new commitment will be required.

o In January, 1998, the Company paid $265,000 pursuant to a settlement agreement of claims by Patrick J. McCourt, as Trustee of the Patrick J. McCourt Trust and as President of McCourt Corporation, (See Item 3, Legal Proceedings).

As a result of the above sources and uses of cash and the expected continued cash flows, the Company believes it has sufficient liquidity to meet the needs of the Company in 1998. The Company maintains two $250,000 lines of credit with a local financial institution to meet short term financial needs. Management believes that as a result of its "back to basics" approach, the recognition of these reoccurring items, and the ongoing reduction in operating expenses, the Company's operations will continue to improve in 1998.


Recent Accounting Pronouncements

The Financial Accounting Standards Board has issued SFAS No. 128 "Earnings per Share" which modifies the standards for computing earnings per share. The statement is effective for financial statements issued for periods ending after December 15, 1997. This statement is not expected to have a material impact on the Company's computation of earnings per share.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS
130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

SFAS 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, (SFAS
131) which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, it may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

Year 2000 Costs

The Company, like most owners of computer software, will be required to modify certain portions of its software so that it will function properly in the year 2000. Maintenance or modification costs will be expensed as incurred, while the costs of any new software will be capitalized and amortized over the software's useful life. Management believes these "year 2000" costs will be immaterial.

Impact of Inflation

The Company does not believe inflation has had a material impact on earnings during the past several years. The Company has demonstrated an ability to manage its assets, adjust retail prices, and use long-term debt for real estate holdings - made less expensive by inflation - and take such other steps as necessary to mitigate the effects of inflation.

     ITEM 7.      FINANCIAL STATEMENTS

                     TUBBY'S, INCORPORATED & SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS


                                                                               November 30,
                                                                       --------------------------
ASSETS                                                                    1997             1996
                                                                          ----             ----
Current Assets
         Cash and equivalents                                          $  864,229      $  793,494
         Certificate of deposit                                           105,430         100,000
         Marketable securities                                             25,383          25,000
         Accounts receivable - trade, less allowance for doubtful
            accounts of $36,740 and $20,850 in 1997 and 1996              443,810         245,267
         Notes receivable                                                  66,217          72,091
         Inventories                                                       99,419         102,805
         Prepaid expenses and other                                        51,449         110,644
                                                                       ----------      ----------

Total Current Assets                                                    1,655,937       1,449,301
                                                                       ----------      ----------

Property and Equipment
         Land                                                             325,347         325,347
         Building and improvements                                        663,753         693,347
         Equipment                                                        527,265         440,705
         Furniture and fixtures                                           138,394         219,464
         Vehicles                                                          15,009          15,009
                                                                       ----------      ----------


         Less accumulated depreciation                                    773,576         654,255
                                                                       ----------      ----------

Net Property and Equipment                                                896,192       1,039,617
                                                                       ----------      ----------

Other Assets
         Goodwill, less amortization of $81,118
            and $68,045 in 1997 and 1996                                  229,918         338,241
         Notes receivable, less allowance for doubtful
            accounts of $-0- and $5,894 in 1997 and 1996                  543,342         505,380
                                                                       ----------      ----------

Total Other Assets                                                        773,260         843,621
                                                                       ----------      ----------

Total All Assets                                                       $3,325,389      $3,332,539
                                                                       ==========      ==========

See accompanying summary of accounting policies and notes to consolidated financial statements.

                     TUBBY'S, INCORPORATED & SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS

                                                                      November 30,
                                                             -----------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                             1997              1996
                                                                 ----              ----
Current Liabilities
         Accounts payable                                    $   106,407       $   189,929
         Accrued liabilities
         --Compensation                                           19,887            21,075
         --Other                                                  16,153            13,305
         Deferred revenue                                        115,489            87,000
         Long-term debt due in one year                          220,520           266,825
                                                             -----------       -----------

Total Current Liabilities                                        478,456           578,134

Deferred Revenue                                                  60,867            40,000

Long Term Debt, less amounts due in one year                     139,932           175,770
                                                             -----------       -----------

Total Liabilities                                                679,255           793,904
                                                             -----------       -----------

Stockholders' Equity
         Common stock, $.01 par value, 6,000,000 shares
           authorized, 2,583,114 issued and outstanding           25,832            25,832
         Additional paid in capital                            3,485,844         3,485,844
         Retained earnings (deficit)                            (865,542)         (973,041)
                                                             -----------       -----------

Total Stockholders' Equity                                     2,646,134         2,538,635
                                                             -----------       -----------

Total Liabilities and Stockholders' Equity                   $ 3,325,389       $ 3,332,539
                                                             ===========       ===========

See accompanying summary of accounting policies and notes to consolidated financial statements.

                     TUBBY'S, INCORPORATED & SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         Year Ended November 30,
                                                     ------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS                    1997               1996
                                                         ----               ----
Revenues
         Food  sales                                 $   931,000       $   796,990
         Franchise fees
         --Monthly                                       785,959           659,074
         --Initial                                       132,543           118,250
         Advertising fees                                650,909           569,982
         Equipment and restaurant sales                  575,427           611,064
         Commissions and other fees                      523,197           367,856
                                                     -----------       -----------

Total Revenues                                         3,599,035         3,123,216
                                                     -----------       -----------

Costs and Expenses
         Operating expenses                            2,357,938         1,942,490
         Cost of food sales                              667,854           588,257
         Cost of equipment and restaurant sales          470,315           527,005
                                                     -----------       -----------

Total Costs and Expenses                               3,496,107         3,057,752
                                                     -----------       -----------

Operating Income                                         102,928            65,464
                                                     -----------       -----------

Other Income (Expense)
         Interest income                                 108,430            94,899
         Interest expense                                 (9,572)          (28,235)
         Gain (loss) on sale of fixed assets                  --            (5,880)
         Miscellaneous                                     1,013            (8,891)
                                                     -----------       -----------

Total Other Income                                        99,871            51,893
                                                     -----------       -----------

Income Before Taxes on Income                            202,799           117,357

Taxes on Income                                           95,300                --
                                                     -----------       -----------

Net Income                                           $   107,499       $   117,357
                                                     ===========       ===========

Earnings Per Share                                   $       .04       $       .05
                                                     ===========       ===========

Weighted Average Common Shares Outstanding             2,604,720         2,556,720
                                                     ===========       ===========

See accompanying summary of accounting policies and notes to consolidated financial statements.

                     TUBBY'S, INCORPORATED & SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                       COMMON                          ADDITIONAL       RETAINED
                                       STOCK                            PAID-IN         EARNINGS
                                       SHARES         AMOUNT            CAPITAL         (DEFICIT)          TOTAL
                                       ------         ------           ----------       --------           -----
Balance, at December 1, 1995         2,538,114      $    25,382      $ 3,430,044      $(1,090,398)      $ 2,365,028

Issuance of common stock                45,000              450           55,800           56,250

Net income                                  --               --               --          117,357           117,357
                                   -----------      -----------      -----------      -----------       -----------


Balance, at November 30, 1996        2,583,114           25,832        3,485,844         (973,041)        2,538,635

Net income                                  --               --               --          107,499           107,499
                                   -----------      -----------      -----------      -----------       -----------


Balance, at November 30, 1997        2,583,114      $    25,832      $ 3,485,844      $  (865,542)      $ 2,646,134
                                   ===========      ===========      ===========      ===========       ===========

See accompanying summary of accounting policies and notes to consolidated financial statements.

                     TUBBY'S, INCORPORATED & SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            Year Ended November 30,
                                                                           -------------------------
                                                                              1997            1996
                                                                              ----            ----
Cash Flows From Operating Activities
         Net income                                                        $ 107,499       $ 117,357
         Adjustments to reconcile net income to net
            cash provided by operating activities
         Depreciation and amortization                                       135,468         105,226
         Taxes on income                                                      95,300              --
         Loss on sale of fixed assets                                             --           5,880
         Increase (Decrease) In Cash Due to Changes In:
           Accounts receivable                                              (198,543)        (11,596)
           Inventories                                                         3,386         (67,965)
           Prepaid expenses and other                                         59,195         (65,506)
           Accounts payable                                                  (83,522)         26,457
           Accrued liabilities                                                 1,660         (19,344)
           Deferred revenues                                                  49,356         (44,000)
                                                                           ---------       ---------

Net Cash Provided by Operating Activities                                    169,799          46,509
                                                                           ---------       ---------

Cash Flows From Investing Activities
         Purchase of property and equipment                                  (69,020)       (462,155)
         Payments on note receivable                                          52,912         134,936
         Increase in certificate of deposit and marketable securities         (5,813)        (25,000)
         Net proceeds from sale of property and equipment                      5,000          13,500
         Sale of certificate of deposit and marketable securities                 --         154,590
         Other assets                                                             --          (2,242)
                                                                           ---------       ---------
Net Cash Used In Investing Activities                                        (16,921)       (186,371)
                                                                           ---------       ---------

Cash Flows From Financing Activities
         Proceeds from long-term debt                                        150,000              --
         Payments on long-term debt                                         (232,143)        (74,038)
         Proceeds from issuance of capital stock                                  --          56,250
                                                                           ---------       ---------
Net Cash Used In Financing Activities                                        (82,143)        (17,788)
                                                                           ---------       ---------

Net Increase (Decrease) in Cash                                               70,735        (157,650)
Cash and Equivalents, at beginning of period                                 793,494         951,144
                                                                           ---------       ---------

Cash and Equivalents, at end of period                                     $ 864,229       $ 793,494
                                                                           =========       =========

See accompanying summary of accounting policies and notes to consolidated financial statements.

                     TUBBY'S, INCORPORATED & SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              NOVEMBER 30, 1997


1. SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Tubby's Inc., its wholly-owned subsidiaries and its fifty-one percent partnership interest in the McTub Company (Tubby's Express). Intercompany balances and transactions have been eliminated.

Natures of Operations

The Company's and its subsidiaries' revenue is derived from: (1) franchise and advertising fees for the rights to operate sit down and carry-out restaurants specializing in submarine sandwiches, hamburgers or steak sandwiches, pizzas or ice cream; (2) food sales at Company owned stores; (3) equipment sales to franchisees; and (4) vendor commissions and rebates. The Company and its franchisees operate restaurants in Michigan, Ohio, New Jersey, Pennsylvania, Arizona, Missouri, Indiana and the provinces of Ontario and Alberta Canada.

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

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed over the useful lives of the assets ranging from 5 to 19 years, using the straight-line method. Depreciation expense was $122,395 and $94,550 in 1997 and 1996, respectively.

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

Revenue Recognition

Monthly franchise fees are recognized based on the franchisees' sales as earned, except where collection is not deemed probable. Advertising fees are recognized as related expenses are incurred

Initial franchise fees and fees from Area Development Agreements ("ADA's") are deferred until the Company has substantially met its obligations under the franchise agreement, which is generally at the time the store is opened. Deferred revenues under ADA's are recognized as revenue on a pro rata basis as each store opens.

Advances under vendor rebate agreements are deferred and recognized as revenue over the term of the agreements.

Advertising Costs

The Company expenses the cost of advertising as incurred. Advertising expense was approximately $651,000 and $582,000 in 1997 and 1996, respectively.

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

In January 1998, the Company declared a one for ten reverse stock split. As a result, the amount of outstanding shares has been reduced from 25,831,131 to 2,583,114. In connection with the reverse stock split, the Company amended it Articles of Incorporation to reduce the number of shares authorized from 60,000,000 to 6,000,000. Retroactive effect has been given to all share and per share data contained in the consolidated financial statements.

The Financial Accounting Standards Board has issued SFAS No. 128 "Earnings per Share" which modifies the standards for computing earnings per share. The statement is effective for financial statements issued for periods ending after December 15, 1997. The statements is not expected to have a material impact on the Company's computation of earnings per share.

Long-lived Assets

The Company adopted the provision of Statement of Financial Accounting Standards No. 121 (SFAS 121) "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be disposed of" during the year ended November 30, 1997. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and related goodwill to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The effect of adopting this standard did not have a financial impact on the Company.

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstance indicate that the carrying amount of assets may not be recoverable. The Company evaluates whether impairment exists on the basis of undiscounted future cash flows from operations before interest for the remaining useful life of the assets. Any long-lived assets held for disposal are reported at the lower of these carrying amounts or fair value less costs to sell.

Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS
130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

SFAS 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operation and financial position, however, will be unaffected by implementation of this standard.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, (SFAS
131) which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, it may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

2. MARKETABLE SECURITIES

The Company has classified its marketable securities as available-for-sale and are reported at fair market value with unrealized gains or losses reported as a component of stockholders' equity. Available-for-sale securities are comprised of corporate bonds. During each of the fiscal years and as of November 30, 1997 and 1996, there were no realized or unrealized gains or losses reported as cost approximated fair value.

At November 30, 1997, corporate bonds included in available-for-sale securities have contractual maturities exceeding ten years.

3. INVENTORIES

Inventories at November 30, 1997 and 1996 are summarized as follows:

                            1997          1996
                            ----          ----
Equipment                 $ 70,430      $ 80,994
Food and paper goods        28,989        21,811
                          --------      --------

                          $ 99,419      $102,805
                          ========      ========

4. NOTES RECEIVABLE

Notes receivable consisted of the following at November 30, 1997 and 1996.

                                                                  1997          1996
                                                                  ----          ----
Note receivable, due in monthly installments
   with interest at 10%, collateralized by a second
   mortgage on property, maturing in 2007                       $330,296      $347,629

Various notes receivable, due in monthly installments with
   interest at various interest rates up to 10%,
   collateralized by equipment,
   maturing through 2001                                         279,263       229,842
                                                                --------      --------

                                                                 609,559       577,471
Less amounts due within one year                                  66,217        72,091
                                                                --------      --------

Total Notes Receivable - Noncurrent                             $543,342      $505,380
                                                                ========      ========

The Company's recorded investment in impaired loans totaled $43,000, with no related credit loss allowance, in 1997 and 1996. The average recorded investment in impaired loans during 1997 was $43,000, with related interest income recognized in 1997 of approximately $21,000. Interest Income on impaired loans is recognized only when payments are received.

5. REVOLVING CREDIT AGREEMENT

In January 1997, the Company entered into a $250,000 line-of-credit with a bank with interest payable at the bank's prime rate plus one-half percent (9.0% at November 30, 1997). Short-term borrowings are due on demand and are secured by a blanket lien on all assets of the Company and a pledged $100,000 certificate of deposit. No borrowings were outstanding under the line-of-credit at November 30, 1997 and 1996.

6. LONG-TERM DEBT

Long-term debt consisted of the following at November 30, 1997 and 1996.

                                                               1997          1996
                                                               ----          ----
Notes payable - stockholder (see Note 13)                    $200,000      $200,000

Mortgage notes payable in equal monthly installments of
   $1,930 through March, 2002, at which
   time a balloon payment is due; with interest
   payable at 9.25%                                           142,084       180,704

Other obligations payable in equal monthly
   installments of $1,100 through September
   2000, with interest of up to 9%                             18,368        19,857

Notes payable - paid during 1997                                   --        42,034
                                                             --------      --------
                                                              360,452       442,595
Less amounts due within one year                              220,520       266,825
                                                             --------      --------
                                                             $139,932      $175,770
                                                             ========      ========

The Company has pledged substantially all of its property and equipment as collateral for repayment of debt.

Annual maturities of long-term debt are as follows:

1998                       $220,520
1999                         16,223
2000                         15,906
2001                         13,700
2002                         94,103
                           --------
                           $360,452
                           ========

7. RELATED PARTIES

Two founding stockholders of the Company are directors and are also officers. These stockholders own approximately 17% of the outstanding common stock. In addition to their responsibilities to the Company, they also own and operate three franchised Tubby's restaurants. The following is a summary of activity with these stockholders and their restaurants as of and for the years ended November 30, 1997 and 1996.

                                                             1997             1996
                                                             ----             ----
Accounts receivable                                     $   29,191         $  26,262

Notes receivable, due in quarterly installments
   plus interest at 9%                                          --            24,436

Franchise and advertising fees                             151,130           150,215

Interest income                                              1,431             3,401

8. INCOME TAXES

Significant components of deferred tax assets and liabilities consist of the following at November 30, 1997 and 1996.

Deferred Tax Assets                                   1997            1996
-------------------                                   ----            ----
Net operating loss carry-forwards                  $ 615,000       $ 725,000
Allowance for doubtful accounts                       60,000          43,000
Deferred revenue                                      22,000          13,000
Depreciation                                          12,000          10,000
Other                                                  1,000           2,000
                                                   ---------       ---------

Net Deferred Tax Asset                               710,000         793,000

Valuation allowance on net deferred tax asset       (710,000)       (793,000)
                                                   ---------       ---------
Deferred Taxes                                     $      --       $      --
                                                   =========       =========

-----------------------------------------------------------------------------

The following reconciles the expected income tax rate to the effective income tax rate.

                                                      1997        1996
                                                      ----        ----
Income taxes (benefit) at federal statutory rate      34.0%       34.0%
Tax expense resulting from utilization of NOLs        47.0          --
Valuation allowance adjustment                       (40.9)      (53.7)
Non-deductible goodwill and entertainment
   expenses                                            8.3        14.6
Other                                                 (1.4)        5.1
                                                     -----       -----
Effective Tax Rate                                    47.0%         --%
                                                     =====       =====

The Company has acquired net operating loss carry-forwards of approximately $918,000 which are available to offset future taxable income. However, to the extent such loss carry-forwards are utilized to reduce future taxable income, the related tax benefit will first be credited to goodwill until fully eliminated and then to income. In 1997, the Company had taxable income of approximately $288,000 which when utilizing the loss carry-forwards resulted of a reduction of goodwill of $95,300. Utilization of these losses is limited based on the taxable income generated by the activity that generated these losses and the carry-forwards expire beginning in 1999.

The Company also has net operating loss carry-forwards for tax purposes of approximately $892,000 relating to losses incurred subsequent to the above mentioned acquisition which expire from 2006 through 2009.

9. STOCK OPTION PLAN

The Company has stock option plans under which key employees may be granted options to purchase a specific number of shares of the Company's stock with option prices approximating market prices at the date of grant. Options are subject to the terms of each plan.

The Company applies Accounting Principles Board Option No. 25 in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the Plan. Had compensation expense for the Company's stock option plans has been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income and net income per share would have been the following pro forma amounts:

                             1997              1996
                             ----              ----
Net Income
As reported                $107,499         $117,357
Pro forma                    52,276          117,357

Earnings Per Share
As reported                     .04              .05
Pro forma                       .02              .05

As of November 30, 1997, 283,383 shares were reserved under the Incentive Stock Option Plan and 83,300 were reserved under the non-statutory Incentive Stock Option Plan. A summary of the options is as follows:

                                                       Weighted Average
                                                    Shares    Exercise Price
                                                    ------    --------------
Incentive Stock Option Plan
             Outstanding, at December 1, 1995
             (2,967 exercisable)                   112,967         $2.50
             Exercised                             (45,000)         1.20
             Expired                                (7,500)         3.10

Outstanding, at November 30, 1996
             (60,467 exercisable)                   60,467          3.10
             Granted                                13,500          3.30

Outstanding at November 30, 1997
             (60,467 exercisable)                   73,967          3.20

-----------------------------------------------------------------------------

                                                     Weighted Average
                                                 Shares     Exercise Price
                                                 ------     --------------
Non-Statutory Incentive Option Plan
    Outstanding at December 1, 1995
             and November 30, 1996
             (20,000 exercisable)                20,000          $ 3.60
             Granted                             20,500            1.60
--------------------------------------------------------------------------
Outstanding at November 30, 1997
             (20,000 exercisable)                40,500            2.60

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1997: dividend yield of 0%; expected volatility of 74%; risk free interest rate of 6.2%; and expected lives of 3.3 years.

The weighted average grant date fair value options granted in 1997 was $2.00.

The following is a summary of stock options outstanding at November 30, 1997:

                                               Options Outstanding
                                          ---------------------------
                                          Weighted Average   Weighted
                                              Remaining      Average
                                             Contractual     Exercise
Price Range                      Number      Life (Years)     Price
--------------------------------------------------------------------
Incentive Stock Option Plan
$ 1.60 - 1.90                    20,000          7.7        $   1.80
  3.10 - 4.40                    53,833          7.3            3.70
  8.40                              134          6.0            8.40
                                 ------          ---        --------
                                 73,967          7.4        $   3.20

Non-Statutory Plan
$ 1.50 - 1.90                    20,500          9.7        $   1.60
  3.60                           20,000          4.0            3.60
                                 ------          ---        --------
                                 40,500          6.9        $   2.60
                                            Options Exercisable
                                            -------------------
                                              Weighted Average
Price Range                      Number        Exercise Price
---------------------------------------------------------------
Incentive Stock Option Plan
$ 1.60 - 1.90                    20,000           $ 1.80
  3.10 - 4.40                    40,333             3.70
  8.40                              134             8.40
                                 ------           ------

Non-Statutory Plan
$ 3.60                           20,000           $ 3.60
                                 ------           ------

The weighted average exercise price of the 60,467 shares which were exercisable at November 30, 1996, was $3.10.

10. EMPLOYEE BENEFIT PLAN

In 1997, the Company implemented a 401(k) plan covering substantially all full-time employees. The Company matches each employee's contribution up to a predetermined limit. The Company's contribution expense amounted to approximately $3,000 in 1997.

11. OPERATING LEASES

The Company leases buildings, equipment, and restaurant space under various operating leases. The future minimum rental payments, under all operating leases containing minimum annual rental payments, are as follows:

1998              $ 76,540
1999                44,370
2000                30,560
2001                14,300
                  --------
                  $165,770
                  ========

Total rent expense under the operating leases was approximately $120,000 and $129,000 for 1997 and 1996, respectively.

12. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Year Ended November 30,         1997              1996
                                ----              ----
Interest                      $17,572           $28,235
Income taxes                       --            10,000

During 1997, the Company exchanged property and equipment for a note receivable totaling $85,000.

13. LITIGATION SETTLEMENT

In January 1998, the Company entered into a release and settlement agreement with Patrick J. McCourt (McCourt), minority shareholder of McTub Company, in connection with the litigation between the Company and McCourt. The agreement required the Company to pay McCourt the sum of $200,000 which constitutes repayment of the principle of a term note dated in October 1993. The liability under the term note is included in the "long-term debt due in one year" caption in the accompanying consolidated balance sheets. Also, in connection with the agreement, the Company agreed to pay McCourt $65,000 in 1998 for his 49% interest in McTub Company. The agreement discharges and releases the Company from any and all claims with McCourt.

14. SUBSEQUENT EVENTS

o Subsequent to November 30, 1997, the Company entered into a commitment for the purchase of the building that houses its corporate headquarters for the total cost of $425,000. Long term financing will be obtained in connection with the purchase of the building.

o In February 1998, the Company began a new subsidiary named SUBperior Distribution Systems, Inc. ("SDS"). SDS was formed by management to become its distributor of food and restaurant supplies to the franchised and Company-owned Tubby's Sub Shops. SDS has contracted with an unaffiliated company that is experienced with multiple location institutional food distribution to provide the warehouse and distribution activities that are required to serve Tubby's Sub Shops. In connection with the addition of the new subsidiary the Company entered into an additional line-of-credit agreement, which allows for maximum borrowings of $250,000 with interest payable at prime plus one-half percent.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS






The Board of Directors
Tubby's, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of Tubby's, Inc. and Subsidiaries as of November 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tubby's, Inc. and Subsidiaries at November 30, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                      /s/ BDO Seidman, LLP

Troy, Michigan
February 3, 1998

                             SHARE TRADING RANGE

The following table sets forth the high and low stock prices for the Company's $.01 par value common stock as reported by NASDAQ for the fiscal years indicated.

The following quotations do not include retail mark-ups, markdowns or commissions and represent prices between dealers and not necessarily actual transactions. The past performance of the Tubby's, $.01 par value common stock is not necessarily indicative of future performance.

                      1996                                      1997
                      ----                                      ----
               High          Low                          High         Low
               ----          ---                          ----         ---
Quarter 1    $7-13/16      $1-1/4           Quarter 1    $4-1/16     $2-1/2
Quarter 2     4-11/16       2-1/2           Quarter 2     4-3/8       2-13/16
Quarter 3     3-3/4         2-3/16          Quarter 3     4-3/8       2-3/16
Quarter 4     3-7/16        1-9/16          Quarter 4     5           2-1/2

As of February 20, 1998, the approximate number of shareholders of record of the Company was 7,000. The Company has never paid cash dividends on its common stock. Payment of dividends is within the discretion of the Company's Board of Directors and depends, among other factors, on earnings, capital requirements and the operating and financial condition. At the present time, the Company's anticipated financial capital requirements will be such that it intends to follow a policy of retaining earnings in order to finance the development of its business.

The Company announced that effective January 21, 1998, that it had declared a reverse stock split. As a result of this split, the amount of its outstanding shares has been reduced from approximately 26 million to less than 2.6 million. In connection with the reverse split, Tubby's amended its Articles of Incorporation to reduce the amount of its authorized shares from 60 million to 6 million shares so that the percentage of authorized shares that remains unissued does not exceed the percentage of authorized shares that was unissued before the share combination.


                           Shareholder Information


OFFICERS                    DIRECTORS                 CORPORATE OFFICES                 ACCOUNTANTS
Robert M. Paganes           Robert M. Paganes         6029 East Fourteen Mile Road      BDO Seidman, LLP
President, Director         President, Director       Sterling Heights, MI 48312-5801   755 W. Big Beaver, # 1900
                                                                                        Troy, Michigan 48084

P. Terrance Paganes         P. Terrance Paganes       LEGAL COUNSEL                     SHAREHOLDERS
Vice-President,             Vice-President,           Dickinson, Wright, Moon,          The approximate number of
Director                    Director                     Van Dusen & Freeman            shareholders at November
                                                      500 Woodward, Suite 4000          30, 1997 was 7,000.
                                                      Detroit, Michigan 48226-3425

Vincent J. Tatone           Vincent J. Tatone                                           TRANSFER AGENT
Secretary, Director         Secretary, Director                                         Continental Stock Transfer
                                                                                        & Trust Company
                                                                                        2 Broadway, 19th Floor
                                                                                        New York, NY  10004

Melvyn B. Erdos, CPA        John M. Fayad
Chief Financial Officer,    Director
Treasurer
                            Ron Boraks
                            Director

                            IN-HOUSE COUNSEL
                            Vincent J. Tatone
